[Shearman & Sterling LLP Letterhead]

July 14, 2005

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	WebMD Health Holdings, Inc. Amendment No. 1 to the Registration Statement on Form S-1

Ladies and Gentlemen:

               Attached for filing on behalf of our clients, WebMD Health Holdings, Inc., a Delaware corporation (the “Company”), under the Securities Act of 1933, as amended (the “Securities Act”), is Amendment No. 1 to the Registration Statement on Form S-1, including exhibits (the “Form S-1”), for registration of its Class A common stock.

               The registration fee in the amount of $11,770.00 (of which $5,885.00 which has been remitted to the Securities and Exchange Commission’s account at the Mellon Bank by wire transfer in connection with the initial filing of the Form S-1), has been calculated pursuant to Rule 457(o) under the Securities Act.

               Should you have any questions pertaining to this filing, please call the undersigned at (212) 848-7325.

Sincerely yours,
/s/ Stephen T. Giove

Stephen T. Giove